

03002521

VF2-27-03

:D STATES
XCHANGE COMMISSION
_.on, D.C. 20549

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

RECEIVED

FEB 2 5 2003

SEC FILE NUMBER
8- 34918

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING  January 1, 2002  AND ENDING December 31, 2002
                                  MM/DD/YY                           MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:   World Market Equities Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

32 North Moore Street
_____
(No. and Street)

New York            NY              10013
_____
(City)              (State)         (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Loic Lamoureux                      (212) 941-8896
                                        (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Raines and Fischer LLP
_____
            (Name – if individual, state last, first, middle name)

535 Fifth Avenue          New York          NY          10017
_____
(Address)                 (City)            (State)     (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Ub
3-7-03

## OATH OR AFFIRMATION

I, _____Loic Lamoureux_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____World Market Equities Inc._____ , as of _____December 31_____ , 2002 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

LINDA S. O'ROURKE
Notary Public, State of New York
No. 41-4619600
Qualified in Queens County
Commission Expires Feb. 28, 20 06

_____
Signature

_____President_____
Title

*Linda S. O'Rourke*
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## WORLD MARKET EQUITIES, INC.

### FINANCIAL STATEMENTS
### AS OF DECEMBER 31, 2002
### TOGETHER WITH AUDITOR'S REPORT
(With Supplementary Information)

**Report Pursuant to Rule 17a-5(d)**

# WORLD MARKET EQUITIES, INC.

## CONTENTS

**RAINES AND FISCHER LLP**   CERTIFIED PUBLIC ACCOUNTANTS

535 FIFTH AVENUE      TEL. 212 953 9200
25TH FLOOR            FAX. 212 953 9366
NEW YORK, NY 10017



# INDEPENDENT AUDITOR'S REPORT

Board of Directors
World Market Equities, Inc.

We have audited the accompanying statement of financial condition of World Market Equities, Inc. as of December 31, 2002, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of World Market Equities, Inc., as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Raines & Fischer LLP*

New York, New York
January 31, 2003

# WORLD MARKET EQUITIES, INC.
## Statement of Financial Condition
### December 31, 2002

## ASSETS

| | |
|---|---|
| Cash | $158,298 |
| Receivable from broker-dealers and clearing organizations | 7,411 |
| Loans receivable | 4,428 |
| Prepaid expenses | 852 |
| Prepaid income taxes | 738 |
| Investments (at cost) | 39,625 |
| Furniture and equipment, at cost, net of accumulated depreciation of $36,126 | 10,469 |
| **TOTAL ASSETS** | **$221,821** |

## LIABILITIES AND STOCKHOLDER'S EQUITY

**Liabilities:**

| | |
|---|---|
| Accounts payable and accrued expenses | $ 6,939 |
| Income taxes payable | 1,014 |
| Deferred taxes | 717 |
| Due to shareholder | 6,569 |
| **TOTAL LIABILITIES** | **15,239** |

**Stockholder's Equity:**

| | |
|---|---|
| Common stock, 100,000 shares authorized with $1 par value, 100 shares issued and outstanding | 100 |
| Additional paid-in capital | 96,922 |
| Retained earnings | 109,560 |
| **TOTAL STOCKHOLDER'S EQUITY** | **206,582** |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | **$221,821** |

The accompanying notes are an integral part of these financial statements.

## WORLD MARKET EQUITIES, INC.
### Statement of Income
### For the Year Ended December 31, 2002

Revenues:

| | |
|---|---:|
| Securities commissions | $ 190,135 |
| Interest income | 1,890 |
| Other income | 10,370 |
| | 202,395 |

Expenses:

| | |
|---|---:|
| Commissions and clearance paid to all other brokers | 13,165 |
| Communications | 20,260 |
| Employee compensation and benefits | 102,071 |
| Occupancy and equipment costs | 51,609 |
| Promotional costs | 19,957 |
| Regulatory fees and expenses | 1,129 |
| Other expenses | 6,286 |
| | 214,477 |

| | |
|---|---:|
| (Loss) before income tax benefit | ( 12,082) |
| Income tax benefit | 21,892 |
| Net income | $ 9,810 |

The accompanying notes are an integral part of these financial statements.

Page 3

## WORLD MARKET EQUITIES, INC.
## Statement of Changes in Stockholder's Equity
## For the Year Ended December 31, 2002

| | Shares | Common Stock | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|---|
| Balances at December 31, 2001 | 100 | $100 | $96,922 | $ 99,750 | $196,772 |
| Net income | — | — | — | 9,810 | 9,810 |
| Balances at December 31, 2002 | 100 | $100 | $96,922 | $109,560 | $206,582 |

The accompanying notes are an integral part of these financial statements.

# WORLD MARKET EQUITIES, INC.
## Statement of Changes in Liabilities Subordinated
## to Claims of General Creditors
## For the Year Ended December 31, 2002

| | |
|---|---|
| Balance at December 31, 2001 | $ -0- |
| Increases | -0- |
| Decreases | -0- |
| Balance at December 31, 2002 | $-0- |

The accompanying notes are an integral part of these financial statements.

## WORLD MARKET EQUITIES, INC.
### Statement of Cash Flows
### For the Year Ended December 31, 2002

Cash Flows from Operating Activities:

| | |
|---|---:|
| Net income | $ 9,810 |
| Adjustments to reconcile net income with net cash | |
| provided by operating activities: | |
| Depreciation | 5,501 |
| Change in assets and liabilities: | |
| Decrease in receivable from broker-dealers and clearing organizations | 23,945 |
| Decrease in prepaid expenses | 1,926 |
| Decrease in tax refunds receivable | 2,522 |
| Increase in prepaid income taxes | ( 738) |
| Increase in loans receivable | ( 4,428) |
| Decrease in receivable from shareholder | 14,452 |
| Increase in accounts payable and accrued expenses | 1,343 |
| Decrease in income tax payable | ( 4,635) |
| Decrease in deferred taxes | ( 26,470) |
| Increase in payable to shareholder | 6,569 |
| | |
| Net Cash Provided by Operating Activities | 29,797 |

Cash Flows from Investing Activities:

| | |
|---|---:|
| Increase in equipment | ( 2,598) |
| Investments in securities | ( 12,670) |
| | |
| Net Cash (Used) by Investing Activities | ( 15,268) |

Cash Flows from Financing Activities:

| | |
|---|---:|
| Net Cash Provided by Financing Activities | -0- |
| | |
| Net increase in cash | 14,529 |
| Cash at beginning of year | 143,769 |
| | |
| Cash at end of year | $ 158,298 |

Supplemental schedule of cash flow information

Cash paid during the year for:

| | |
|---|---:|
| Interest | $ -0- |
| | |
| Income taxes | $ 9,692 |

The accompanying notes are an integral part of these financial statements.

# WORLD MARKET EQUITIES, INC.
## Notes to Financial Statements
### December 31, 2002

**(1)** **Organization and Operation**

World Market Equities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer.

The majority of the Company's business is dependent upon a small number of customers in France.

**(2)** **Summary of Significant Accounting Policies**

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and related expense are adjusted to a trade basis.

Furniture and equipment are recorded at cost. Depreciation is recorded using straight line and accelerated methods over periods ranging from 5 to 7 years. The cost of retired property and the related accumulated depreciation is removed from the accounts, and any loss is transferred to income.

Advertising costs are expensed as incurred.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided based upon earnings reported for financial statement purposes. Generally, the provision for income taxes differs from the amount currently payable because of temporary differences in the recognition of certain income and expense items for financial reporting and tax purposes. Deferred taxes are provided for these temporary differences which result from the use of the cash basis of accounting for income tax purposes (which recognizes income when received, and expenses when paid) and the accrual basis for financial reporting purposes.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from these estimates.

# WORLD MARKET EQUITIES, INC.
## Notes to Financial Statements
### December 31, 2002

(3)    **Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company had net capital of approximately $170,280 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .09 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

(4)    **Possession or Control Requirements**

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

(5)    **Capital Stock**

The Company is authorized to issue 20,000 shares of preferred stock with no par value. No preferred stock is issued or outstanding.

(6)    **Furniture and Equipment**

The classes of furniture and equipment and the related accumulated depreciation are as follows:

|  | Cost | Accumulated Depreciation | Net |
|---|---|---|---|
| Furniture | $ 6,756 | $ 6,112 | $   644 |
| Equipment | 39,839 | 30,014 | 9,825 |
|  | $46,595 | $36,126 | $10,469 |

Depreciation expense for the year ended December 31, 2002 was $5,501 and is included in occupancy and equipment cost.

(7)    **Income Taxes**

The provision for income taxes consists of the following:

| | | |
|---|---|---:|
| NYS Franchise Tax | $ | 420 |
| NYC General Corporation Tax | | 1,210 |
| Deferred (Benefit) | | (23,522) |
| | | |
| Total income tax benefit | $ | (21,892) |

(8)    **SEP-IRA**

The Company has a SEP-IRA which covers qualified employees. Contributions
to the plan by the Company are discretionary. For the year ended December 31, 2002,
the Company did not make a contribution.

(9)    **Off Balance Sheet Risk**

Included in the Company's clearing agreement with its clearing broker-dealer, is an
indemnification clause. This clause relates to instances where the Company's customers
fail to settle security transactions. In the event this occurs, the Company will indemnify
the clearing broker-dealer to the extent of the net loss on the unsettled trade. At
December 31, 2002, management of the Company had not been notified by the clearing
broker-dealer, nor were they otherwise aware, of any potential losses relating to this
indemnification.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2002


**WORLD MARKET EQUITIES, INC.**
**Schedule of Computation of Net Capital**
**Under SEC Rule 15c3-1**
**As of December 31, 2002**

**SCHEDULE I**


**COMPUTATION OF NET CAPITAL**

| | | |
|---|---|---:|
| Total ownership equity qualified for net capital | | $206,582 |
| | | |
| Add: | | |
| Other deductions or allowable credits | | -0- |
| | | |
| Total capital and allowable subordinated liabilities | | 206,582 |
| | | |
| Deductions and/or charges | | |
| Non-allowable assets: | | |
| Prepaid expenses | $ 852 | |
| Prepaid income taxes | 738 | |
| Loans receivable | 4,428 | |
| Net furniture and equipment | 10,469 | 16,487 |
| | | |
| Net capital before haircuts on securities positions | | 190,095 |
| | | |
| Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)) | | 19,815 |
| | | |
| Net capital | | $170,280 |

**AGGREGATE INDEBTEDNESS**

Items included in statement of financial condition

| | |
|---|---:|
| Accounts payable and accrued expenses | $ 6,939 |
| Federal income taxes payable | 594 |
| State and local income taxes payable | 420 |
| Payable to shareholder | 6,569 |
| | |
| Total aggregate indebtedness | $ 14,522 |


The preceding notes are an integral part of this supplemental information.


**SCHEDULE I (continued)**

## RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile the difference in the computation of net capital under Rule 15c3-1 from the Company's computation:

| | |
|---|---|
| Net capital, as reported in the Company's Part II (unaudited) FOCUS report | $ 170,280 |
| Net capital per audited report | $ 170,280 |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required (6-2/3% of total aggregate indebtedness) | $ 969 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ 5,000 |
| Net capital in excess of required minimum | $ 165,280 |
| Excess net capital at 1000% | $ 168,828 |
| Ratio: Aggregate indebtedness to net capital | .09 to 1 |

**SCHEDULE II**

**EXEMPTIVE PROVISIONS**

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: SWS Securities, Inc.

WORLD MARKET EQUITIES, INC.

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL

REQUIRED BY SEC RULE 17a-5

YEAR ENDED DECEMBER 31, 2002



535 FIFTH AVENUE   TEL. 212 953 9200
25TH FLOOR   FAX. 212 953 9366
NEW YORK, NY 10017

## Independent Auditor's Report on
## Internal Control Required by SEC Rule 17a-5

Board of Directors
World Market Equities, Inc.

In planning and performing our audit of the financial statements and supplemental information of World Market Equities, Inc. (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly

to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objective.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Raines & Fischer LLP*

New York, New York
January 31, 2003